Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04 APR -9 AM 7:21

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

1st April 2004

04024322

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

PROCESSED
APR 14 2004
THOMSON
FINANCIAL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

dlw 4/13

Encs.

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

04 APR -9 AM 7:21

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

9,838,904

8) Percentage of issued class

Negligible

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

31st March 2004

12) Total holding following this notification

62,426,593

13) Total percentage holding of issued class following this notification

8.63%

FILE NO: 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 1st April 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	26,900
State Street Nominees Ltd.	FMTC	2,218,600
Lloyds Bank Nominees Limited	FMTC	904,900
Chase Nominees Ltd.	FMTC	671,000
BT Globenet Nominees Limited	FMTC	1,177,400
Mellon Bank	FMTC	221,200
State Street Bank & Trust	FMTC	1,740,400
J P Morgan	FMTC	241,200
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	408,799
Goldman Sachs and Co.	FMTC	53,400
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	354,000
Bank of New York	FMTC	227,700
Rights & Co.	FMTC	50,000
Chase Manhattan Bank London	FISL	11,206,900
Bank of Butterfield	FPM	44,200
Chase Nominees Ltd	FPM	1,934,800
Northern Trust	FPM	1,161,400
Bank of New York London	FPM	808,800
Deutsche Bank	FPM	73,300
Citibank	FPM	555,000
HSBC	FPM	867,700
HSBC Client Holdings Nominee (UK) Limited	FIL	12,761,000
Chase Manhattan Bank London	FIL	2,279,599
Northern Trust	FIL	3,996,300
State Street Bank & Trust	FIL	1,912,972
Bank of New York London	FIL	3,663,096
Chase Nominees Ltd	FIL	2,846,300
Nortrust Nominees Ltd	FIL	1,933,400
Deutsche Bank	FIL	1,654,687
Citibank	FIL	171,500
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,070,900
Mellon Nominees Ltd	FIL	131,800
Bank of New York, Brussels	FIL	789,100
Northern Trust London	FIL	374,900
Master Trust Bank of Japan	FIL	34,300
National Australia Bank	FIL	96,400
JP Morgan	FIL	2,119,900

FILE NO. 82-5205

ING Luxembourg	FIL	32,860
Bermuda Far East	FIL	37,300
Chase Nominees Ltd (Australia)	FIL	62,180
Bankers Trust	FIL	174,600
Mitsubishi Trust	FIL	12,400
State Street Nominees Ltd	FIL	509,200
Morgan Stanley	FIL	607,100
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	22,400

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FMTC = Fidelity Management Trust Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent Company

FILE NO: 82-5205

Brambles Industries plc
Company number: 4134697

Cleanaway enters into partnership in Dresden, Germany

We wish to advise that Cleanaway, a leading international waste management company and part of the Brambles Group, is to enter into a partnership in Dresden, Germany, through the acquisition of 49% of the shares of Stadtreinigung Dresden GmbH (SRD) for a total cash consideration of €13 million.

The Dresden municipal holding company, Technische Werke Dresden GmbH, will hold the 51% majority stake in SRD, with Cleanaway's interest to be acquired by its wholly owned subsidiary, Cleanaway Dresden GmbH & Co. KG.

SRD holds long term contracts with the City of Dresden (running to 2020) which include the collection of waste and recyclables. In 2003, SRD achieved sales revenues of approximately €30M. It is expected that the administration of the regional capital of Dresden will ratify this agreement on 8 April 2004. This will mark the conclusion of an EU-wide tendering process.

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239188 (mobile)
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 +61 (0) 401 990425 (mobile)

Brambles is globally headquartered in Australia

Notes to editors

Brambles is a leading global support services provider with operations in almost 50 countries. In the year to 30 June 2003, Brambles generated approximately A$8 billion / £3 billion in revenue. It has operating assets of A$9.5 billion / £3.7 billion.

Brambles operates under a dual listed companies structure, with Brambles Industries Limited listed on the Australian Stock Exchange and Brambles Industries plc listed on the London Stock Exchange.

Employing almost 30,000 people worldwide, Brambles' global businesses are CHEP, Cleanaway, Recall and Brambles Industrial Services. It also operates a number of regional businesses: Interlake, Eurotainer and TCR.

Cleanaway is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in the UK, Germany and Australia. Through Cleanaway Germany, it is one of the largest paper recycling and trading businesses in Europe.